Via Facsimile and U.S. Mail
Mail Stop 6010

August 14, 2006

Charles P. Slacik
Executive Vice President
And Chief Financial Officer
Watson Pharmaceuticals, Inc.
311 Bonnie Circle
Corona, California 92880-2882

Re: Watson Pharmaceuticals, Inc.
**   Form 10-K for Fiscal Year Ended December 31, 2005**
**   Filed March 10, 2006**
**   File No. 001-13305**

Dear Mr. Slacik:

    We have reviewed your June 2, 2006 response to our April 20, 2006 letter and
have the following additional comments. In our comments, we ask you to provide us
with information so we may better understand your disclosure. Please be as detailed as
necessary in your explanation. After reviewing this information, we may raise additional
comments.

    Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or on any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K – December 31, 2005

Item 7. Management's Discussion And Analysis Of Financial Condition And Results Of
Operations, page 36

Critical Accounting Estimates, page 52

Revenue and Provision for Sales Returns and Allowances, page 53

Regarding the disclosures that you provided in response to our prior comment number
two, please provide us with revised disclosures to address the following:

1. Regarding our prior comments 2 a) and 2 f), please provide us the following information, in disclosure-type format, about the estimates you discussed for each of your deductions in arriving at reported net sales (including Chargebacks, Rebates, Returns, Pricing Adjustments, Promotional Allowances, Bill back Adjustments and Cash Discounts):

   • How accurate the estimate has been in the past, how it has changed in the past, and whether it is reasonably likely to change in the future;

   • The amount of changes in the estimate and its effect on the revenue recognized in each period or that changes in the estimate have not been material; and, the amount of the change in the estimate that is reasonably likely in the future and the effect on revenue that the change would have on your financial statements.

2. Regarding our prior comment 2e, you state that your ability to determine the current provision related to sales made in prior periods is limited. Tell us how you are able to determine that your financial statements are fairly stated at each reporting period if you cannot determine that your estimates were reasonable.

General

3. Please specifically state, in your Response letter, that all proposed disclosures included therein will be included in your future filings.

4. As requested in our letter of April 20, 2006, in connection with responding to our comments, please provide, in your response letter, a statement from the company acknowledging that:

   • the company is responsible for the adequacy and accuracy of the disclosure in the filings;
   • staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
   • the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provide the requested information. Detailed letters greatly facilitate our review. Please file your letter on EDGAR under the form type label CORRESP.

You may contact James Peklenk, Staff Accountant, at (202) 551-3661, or Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614 if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant